Exhibit 12

ASHFORD HOSPITALITY TRUST, INC.

FIXED CHARGE RATIO

(dollars in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings
Income (loss) from continuing operations before provision for income taxes and redeemable noncontrolling interests	$5,609	$(71,459)	$(186,885)	$98,689	$4,853
Amount recorded for (income) loss in unconsolidated joint venture	(14,528)	20,265	(2,486)	2,205	—
Add:
Distributions from equity investment in joint venture	—	492	873	1,800	—
Interest on indebtedness	134,585	143,264	139,390	153,116	148,121
Amortization of debt expense and premium	4,648	5,838	7,700	6,747	7,781
Interest component of operating leases	385	525	598	622	524

	$130,699	$98,925	$(40,810)	$263,179	$161,279

Fixed charges
Interest on indebtedness	$134,585	$143,264	$139,390	$153,116	$148,121
Amortization of debt expense and premium	4,648	5,838	7,700	6,747	7,781
Interest component of operating leases	385	525	598	622	524
Dividends to Class B unit holders	2,943	2,943	2,827	2,788	2,883

	142,561	152,570	150,515	163,273	159,309

Preferred stock dividends
Preferred Series A	3,180	3,180	3,180	4,855	4,916
Preferred Series B-1	1,374	4,143	4,171	5,735	6,256
Preferred Series C	—	—	—	—	5,166
Preferred Series D	18,940	13,871	11,971	16,052	7,652
Preferred Series E	6,019	—	—	—	—

	29,513	21,194	19,322	26,642	23,990

Combined fixed charges and preferred stock dividends	$172,074	$173,764	$169,837	$189,915	$183,299

Ratio of earnings to fixed charges				1.61	1.01

Ratio of earnings to combined fixed charges and preferred stock dividends				1.39

Deficit (Fixed charges)	$11,862	$53,645	$191,325

Deficit (Combined fixed charges and preferred stock dividends)	$41,375	$74,839	$210,647		$22,020